UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

# FORM 11-K

## FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2008

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ____ to ____.

Commission File Number: 1-6453

A. Full title of thc plan and thc addrcss of the plan, if different from that of the issues named below:

**NATIONAL SEMICONDUCTOR CORPORATION RETIREMENT AND SAVINGS PROGRAM**
(title of plan)

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office;

**NATIONAL SEMICONDUCTOR CORPORATION**
**2900 Semiconductor Drive, P.O. Box 58090**
**Santa Clara, California 95052-8090**

**NATIONAL SEMICONDUCTOR CORPORATION
RETIREMENT AND SAVINGS PROGRAM**

**Table of Contents**

NATIONAL SEMICONDUCTOR CORPORATION
RETIREMENT AND SAVINGS PROGRAM

## REQUIRED INFORMATION

Items 1-3
National Semiconductor Corporation Retirement and Savings Program Financial Statements and Supplemental Schedules for the years ended December 31, 2008 and 2007, together with Report of Independent Registered Public Accounting Firm prepared in accordance with the standards of the Public Company Accounting Oversight Board and the financial reporting requirements of ERISA.

MORRIS, DAVIS & CHAN LLP
Certified Public Accountants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Administrative Committee
**National Semiconductor Corporation**
**Retirement and Savings Program**

We have audited the accompanying Statements of Net Assets Available for Benefits of the **National Semiconductor Corporation Retirement and Savings Program** (the Program) as of December 31, 2008 and 2007, and the related Statements of Changes in Net Assets Available for Benefits for the years then ended. These financial statements are the responsibility of the Program's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Program's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Program as of December 31, 2008 and 2007, and the changes in net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes as of December 31, 2008 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Program's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Morris, Davis & Chan LLP

Oakland, California
June 16, 2009



1111 Broadway, Suite 1505 • Oakland, California 94607 • (510) 250-1000 • Fax (510) 250-1032
*Offices in San Francisco, California and Charlotte, North Carolina*

**NATIONAL SEMICONDUCTOR CORPORATION**
**RETIREMENT AND SAVINGS PROGRAM**
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2008 AND 2007

| | 2008 | 2007 |
|---|---|---|
| Assets | | |
| Investments, at Fair Value: | | |
| Money Market Fund and Interest-Bearing Cash | $ 128,460,859 | $ 101,099,601 |
| Common Stock - National Semiconductor Corporation | 46,173,236 | 94,779,530 |
| Mutual Funds | 458,631,993 | 783,717,551 |
| Participant Loans | 10,661,061 | 10,942,231 |
| Total investments | 643,927,149 | 990,538,913 |
| Receivables: | | |
| Employer Contributions | 1,643,978 | 1,515,827 |
| Investment Income | 474,693 | 831,627 |
| Total receivables | 2,118,671 | 2,347,454 |
| Total Assets | 646,045,820 | 992,886,367 |
| Liabilities | | |
| Payable for Investments Purchased | 1,148,907 | 1,035,709 |
| Total Liabilities | 1,148,907 | 1,035,709 |
| NET ASSETS AVAILABLE FOR BENEFITS | $ 644,896,913 | $ 991,850,658 |

The accompanying notes are an integral part of the financial statements.

**NATIONAL SEMICONDUCTOR CORPORATION**
**RETIREMENT AND SAVINGS PROGRAM**
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007

| | 2008 | 2007 |
|---|---|---|
| Additions to Net Assets Attributed to: | | |
| Income from Investments: | | |
| Dividends | $ 26,637,541 | $ 64,938,076 |
| Interest | 655,262 | 635,585 |
| | 27,292,803 | 65,573,661 |
| Contributions: | | |
| Participants | 29,199,997 | 30,318,698 |
| Employer | 17,557,546 | 17,127,413 |
| | 46,757,543 | 47,446,111 |
| Total Additions | 74,050,346 | 113,019,772 |
| Deductions from Net Assets Attributed to: | | |
| Net Realized and Unrealized Depreciation (Appreciation) in Fair Value of Investments | 342,120,961 | (18,428,603) |
| Benefit Distributions | 78,811,492 | 73,533,021 |
| Administrative Expenses | 71,638 | 83,138 |
| Total Deductions | 421,004,091 | 55,187,556 |
| Net (Decrease) Increase | (346,953,745) | 57,832,216 |
| NET ASSETS AVAILABLE FOR BENEFITS | | |
| BEGINNING OF YEAR | 991,850,658 | 934,018,442 |
| END OF YEAR | $ 644,896,913 | $ 991,850,658 |

The accompanying notes are an integral part of the financial statements.

(1) Description of the Program

The following description of the **National Semiconductor Retirement and Savings Program** (the Program) provides only general information. For a complete description of the Program's provisions, participants should refer to the Program document.

General

The Program is a defined contribution plan sponsored by National Semiconductor Corporation (the Company or NSC as the Program Sponsor). The Program is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended.

The Program is administered by the Administrative Committee. Fidelity Management Trust Company is the Trustee of the Program. Fidelity Investments Institutional Operations Company, Inc. (Fidelity Investments) serves as the Recordkeeper.

Trust Fund

A trust fund (the Trust) was created under terms of an agreement between the Company and Fidelity Management Trust Company. The Trust comprises all of the cash and stock contributions to the Program, the investment of such contributions, any resulting earnings, losses, appreciation, and depreciation, less payments made to participants. Under the agreement, the cash contributions are used to purchase mutual funds issued by Fidelity Investments and other mutual fund companies. A NSC Stock Fund accounts for employee and employer cash contributions used in purchasing NSC Common Stock, as well as NSC Common Stock employer contributions.

Contributions

Participants may elect to contribute to the Program any whole percentage of eligible compensation up to a maximum of 30%. Contributions made by participants are subject to a maximum tax-deferred total of $15,500 for participants under age 50 for calendar years 2008 and 2007. Additional catch-up contributions of $5,000 are permitted for participants age 50 and over in 2008 and 2007.

The Company's annual matching contribution is 150%, or any other percentage as the Board may determine for any given Program year or years, of the participants' elected contribution made as of any given pay date that are not in excess of 4% of such participant's eligible compensation for such pay date.

(1) Description of the Program (Continued)

Contributions (Continued)
The percentage and maximum amount the Company contributes is determined by the Board of Directors. The Company contributed $17,557,546 and $17,127,413 for the years ended December 31, 2008 and 2007, respectively.

The Company ceased all profit sharing contributions to the Program following the end of its 2004 fiscal year. All participants with balances in the Profit Sharing Account continue to vest according to the Program's rules.

The total additions credited to a participant's accounts in a given year shall not exceed the lesser of 100% of the participant's W-2 compensation for the year or $46,000 and $45,000 for calendar years 2008 and 2007, respectively, as adjusted for increases in the cost of living.

Participant Accounts
Each participant's account is credited with the participant's contributions and an allocation of (a) the Company's contributions and forfeitures of terminated participants' non-vested accounts and (b) unrealized gains/losses as of each Program year end. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Vesting
Participants are vested immediately in their contributions plus actual earnings thereon. Participants are also immediately vested in the Company's matching contributions at the time contribution is made.

The Company's profit sharing contributions vest to participants over a 7 year period, 20% after 3 years of service and 20% annual increments for each additional year of service through year 7 with full vesting occurring upon completion of the 7$^{th}$ year.

Participant Loans
Participants may borrow the lesser of 50% of their total vested Retirement and Savings Program account balances or $50,000, with other limitations as described in the Program document. Interest rates are set on the first business day of the month, and are based on the prime rate quoted in the Wall Street Journal less 1%.

(1) Description of the Program (Continued)

Participant Loans (Continued)
Repayment terms are generally up to 5 years, and may be extended to 10 years for residential loans. Repayment of loans generally is made through payroll deductions. In the event a participant is laid off, on an authorized leave of absence, is for any reason not receiving a paycheck, or is separated from service, such participant shall make direct monthly payments on any loan outstanding. In the event payment is not received by 90 days after the due date, the loan will be in default. Any unpaid balances considered in default are converted to distributions at the time the default occurs.

Payment of Benefits
The Program provides for distribution of benefits in the event of termination based on vesting schedules, as discussed above. Participants who terminate for reasons of normal retirement at age 65, death, or disability become 100% vested regardless of years of service. Early retirement requires the participant to be age 55 or older provided that the sum of the participant's age plus years of service equals or exceeds 65.

(2) Summary of Significant Accounting Policies

Basis of Accounting
The financial statements of the Program are prepared under the accrual method of accounting.

Use of Estimates
The preparation of financial statements in accordance with U.S. generally accepted accounting principles requires the Program management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from these estimates.

(2) Summary of Significant Accounting Policies (Continued)

Investment Valuation and Income Recognition

**New Accounting Pronouncement -** In September 2006, the Financial Accounting Standards Board (FASB) issued Statement No. 157, *Fair Value Measurements* (FAS 157). This Statement defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. This Statement establishes a fair value hierarchy about the assumptions used to measure fair value and clarifies assumptions about risk and the effect of a restriction on the sale or use of an asset. As required by FAS 157, the Program adopted the provisions of FAS 157 prospectively as of the beginning of 2008 (initial application date). The transition adjustment, if any, measured as the difference between the carrying amounts and the fair values of the financial instruments as of the initial application date, was recognized as a cumulative-effect adjustment to the beginning net assets available for benefits (see Note 4 Fair Value Measurements).

Investment transactions are accounted for on the date the securities are purchased or sold (trade date). The difference between fair value and cost of investments held and net realized gain or loss on sale of investments (difference between the proceeds received and the amortized cost of investments sold) is reflected in the Statement of Changes in Net Assets Available for Benefits as net realized and unrealized (depreciation) appreciation in fair value of investments. Dividends are recorded on the ex-dividend date. Interest income is accrued as earned.

The NSC Stock Fund (the Fund) is tracked on a unitized basis. The Fund consists of NSC common stock and short term cash investments sufficient to meet the Fund's daily cash needs. Unitizing the Fund allows for daily trades. The value of a unit reflects the combined market value of NSC common stock and the cash investments held by the Fund. At December 31, 2008, 6,356,447 units were outstanding with a value of $10.07 per unit. At December 31, 2007, 8,133,326 units were outstanding with a value of $23.64 per unit.

(2) Summary of Significant Accounting Policies (Continued)

Payment of Benefits
Benefit distributions are recorded when paid.

Administrative Expenses
Certain investment expenses related to mutual funds and recordkeeping fees are charged to participants investing in those funds. Other fees and administrative expenses of the Program are paid by the Company.

Reclassifications
Certain amounts in the prior year financial statements and notes have been reclassified to conform to current year presentation.

(3) Investments

Participants may direct the investment of their account balances into the following funds offered through Fidelity as the Program Trustee: Fidelity Institutional Money Market Fund, Fidelity Intermediate Bond Fund, Fidelity Puritan Fund, Fidelity Contrafund, Spartan U.S. Equity Index Fund, Fidelity Low-Priced Stock Fund, American Funds Euro-Pacific Growth Fund, Morgan Stanley Institutional Fund, Inc. Capital Growth Fund, Janus Enterprise Fund, RS Emerging Growth Fund, Dodge & Cox Stock Fund, Dodge & Cox International Stock Fund, Lord Abbett Mid-Cap Value Fund, Harbor Small-Cap Value Fund, Western Asset Core Plus Bond Portfolio, NSC Stock Fund, Vanguard Target Retirement Income Fund, Vanguard Target Retirement 2010 Fund, Vanguard Target Retirement 2015 Fund, Vanguard Target Retirement 2020 Fund, Vanguard Target Retirement 2025 Fund, Vanguard Target Retirement, 2030 Fund, Vanguard Target Retirement 2035 Fund, Vanguard Target Retirement 2040 Fund, Vanguard Target Retirement 2045 Fund, and the Vanguard Target Retirement 2050 Fund. In 2008, the Davis New York Venture Fund was added as an investment option, the Fidelity Growth & Income Portfolio was removed as an investment option and the Fidelity Contrafund, Fidelity Puritan Fund and Fidelity Low-Priced Stock Fund each changed to the K Class offering of the fund. The K Class has lower overall expenses while maintaining the fund's same investment strategy and risk.

(3) Investments (Continued)

Investments that represent 5% or more of the Program's net assets available for benefits at December 31, 2008 and 2007, are summarized as follows:

| | 2008 | 2007 |
|---|---|---|
| Fidelity Institutional Money Market Fund | $ 126,689,640 | $ 97,152,650 |
| Fidelity Puritan Fund | 79,591,399 | 132,708,020 |
| Fidelity Contrafund | 133,526,558 | 236,700,199 |
| Fidelity Intermediate Bond Fund | 39,440,587 | * |
| Fidelity Low-Priced Stock Fund | * | 56,945,068 |
| American Funds Euro-Pacific Growth Fund | 36,086,335 | 67,678,965 |
| Dodge & Cox Stock Fund | * | 55,724,365 |
| National Semiconductor Corporation Common Stock | 46,173,236 | 94,779,530 |

* Investment was less than 5% of the Program's net assets at end of year.

The Program's investments (including gains and losses on investments bought and sold, as well as held during the year) (depreciated) appreciated in fair value by $(342,120,961) and $18,428,603 for the years ended December 31, 2008 and 2007, respectively, as follows:

| | 2008 | 2007 |
|---|---|---|
| Common Stock | $ (52,625,612) | $ 3,825,694 |
| Mutual Funds | (289,495,349) | 14,602,909 |
| | $ (342,120,961) | $ 18,428,603 |

(4) Fair Value Measurements

FAS 157 establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy under FAS 157 are described below:

Level 1 Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Program has the ability to access.

Level 2 Inputs to the valuation methodology include:

- Quoted prices for similar assets or liabilities in active markets;
- Quoted prices for identical or similar assets or liabilities in inactive markets;
- Inputs other than quoted prices that are observable for the asset or liability; and
- Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3 Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset's or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs. Following is a description of the valuation methodologies used for assets measured at fair value.

Common Stocks are valued at the closing price reported on the active market on which the individual securities are traded.

(4) Fair Value Measurements (continued)

Mutual Funds are valued at the net asset value (NAV) of shares held by the Program at year end.

Money Market Funds and Interest-Bearing Cash, and Participant Loans are valued at cost or amortized cost plus accrued interest, which approximates fair value.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Program believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth by level, within the fair value hierarchy, the Program's investments at fair value as of December 31, 2008:

| | Assets at Fair Value as of December 31, 2008 | | | |
|---|---|---|---|---|
| | Level 1 | Level 2 | Level 3 | Total |
| Money Market Funds and Interest-Bearing Cash | $ 128,460,859 | $ - | $ - | $ 128,460,859 |
| Common Stock | 46,173,236 | - | - | 46,173,236 |
| Mutual Funds | 458,631,993 | - | - | 458,631,993 |
| Participant Loans | - | - | 10,661,061 | 10,661,061 |
| Total assets at fair value | $ 633,266,088 | $ - | $ 10,661,061 | $ 643,927,149 |

(4) Fair Value Measurements (continued)

The table below sets forth a summary of changes in the fair value of the Program's level 3 investments for the year ended December 31, 2008.

| | |
|---|---|
| Participant Loans: | |
| Balance, beginning of year | $ 10,942,231 |
| Purchases, sales, issuances and settlements (net) | (281,170) |
| Balance, end of year | $ 10,661,061 |

(5) Related Party Transactions

Certain Program investments are shares of mutual funds managed by Fidelity Investments. Fidelity Investments is the recordkeeper as defined by the Program and, therefore these transactions qualify as party-in-interest transactions.

For the years ended December 31, 2008 and 2007, the dividend income on shares of NSC Common Stock held by the Program was $1,109,543 and $706,524, respectively.

At December 31, 2008 and 2007, the Program also had a dividend receivable of $344,024 and $243,562, respectively, on shares of NSC Common Stock held by the Program.

(6) Program Termination

The Company has established the Program with the bona fide intention and expectation that it will continue indefinitely and the Company will be able to make its contributions indefinitely. However, the Company is under no obligation to continue its contributions or maintain the Program for any given length of time and may, at its sole and absolute discretion, completely discontinue its contributions or terminate the Program at any time without liability. In the event of termination of the Program or complete discontinuance of contributions, the full value of the accounts of all participants shall become fully vested and nonforfeitable.

In the event of partial termination of the Program, the full value of the accounts of the participants involved in the partial termination shall become fully vested and nonforfeitable.

(7) Federal Income Taxes

The Program obtained its latest determination letter on May 29, 2008, in which the Internal Revenue Service stated that the Program, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Program has been amended and restated since receiving the determination letter. However, the Program Administrator and the Program's tax counsel believe that the Program, as amended and restated, is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes have been included the Program's financial statements.

(8) Risks and Uncertainties

The Program invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statement of net assets available for benefits.

(9) Subsequent Event

The Company has determined that the Program experienced a partial termination for the period from November 1, 2008 through December 31, 2009. As a result of the partial termination, any participant who has been terminated since November 1, 2008 shall be 100% vested in his or her Profit Sharing Contribution Account under the Program. In addition, any participant who is actively employed on or after June 1, 2009 will also be 100% vested in his or her Profit Sharing Contribution Account under the Program.

SUPPLEMENTAL SCHEDULE

**NATIONAL SEMICONDUCTOR CORPORATION**
**RETIREMENT AND SAVINGS PROGRAM**
EIN 95-2095071 PLAN NO. 001
SCHEDULE H, PART IV, LINE 4(i) - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
DECEMBER 31, 2008

| (a) | (b) Identity of Issue, Borrower, Lessor, or Similar Party | (c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value | (d) Cost | (e) Current Value |
|---|---|---|---|---|
| * | Fidelity | Interest-bearing cash | $ 1,771,220 | $ 1,771,220 |
| * | Fidelity | Institutional Money Market Fund | 126,689,640 | 126,689,640 |
| * | Fidelity | Contrafund K | 140,232,882 | 133,526,558 |
| * | Fidelity | Puritan Fund K | 82,251,731 | 79,591,399 |
| * | Fidelity | Intermediate Bond Fund | 43,840,122 | 39,440,587 |
| * | Fidelity | Low-Priced Stock Fund K | 32,122,730 | 32,229,888 |
| * | Fidelity | Spartan U.S. Equity Index Fund | 46,370,104 | 32,216,423 |
| * | National Semiconductor Corporation | Common Stock | 73,595,563 | 46,173,236 |
| | American Funds | Euro-Pacific Growth Fund R5 | 49,447,043 | 36,086,335 |
| | Dodge & Cox | Stock Fund | 48,244,872 | 27,565,200 |
| | Dodge & Cox | International Stock Fund | 36,056,171 | 19,781,894 |
| | Janus Funds | Enterprise Fund | 18,722,424 | 13,282,006 |
| | Harbor Capital Advisors, Inc. | Small-Cap Value Fund IS | 10,766,902 | 7,358,642 |
| | Morgan Stanley Investment Management, Inc. | Cap Growth Fund I | 9,939,324 | 7,052,037 |
| | West Asset | Core Plus Bond Fund | 7,940,403 | 6,838,027 |
| | Lord Abbett | Mid-Cap Value Fund I | 10,778,652 | 5,628,914 |
| | RS Investment Management, Inc. | Emerging Growth Fund A | 8,069,266 | 5,272,276 |
| | Davis New York | Venture Fund | 2,634,971 | 2,129,111 |
| | Vanguard | Target Retirement Income Fund | 692,233 | 633,303 |
| | Vanguard | Target Retirement 2010 Fund | 2,804,842 | 2,214,743 |
| | Vanguard | Target Retirement 2015 Fund | 2,319,097 | 1,749,949 |
| | Vanguard | Target Retirement 2020 Fund | 2,282,200 | 2,042,770 |
| | Vanguard | Target Retirement 2025 Fund | 1,807,189 | 1,432,829 |
| | Vanguard | Target Retirement 2030 Fund | 941,199 | 651,203 |
| | Vanguard | Target Retirement 2035 Fund | 1,425,860 | 984,329 |
| | Vanguard | Target Retirement 2040 Fund | 299,356 | 209,916 |
| | Vanguard | Target Retirement 2045 Fund | 556,682 | 375,574 |
| | Vanguard | Target Retirement 2050 Fund | 490,433 | 338,079 |
| * | Participant Loans | 3.00% to 8.50% | - | 10,661,061 |

* Represents parties-in-interest as defined by ERISA.

**SIGNATURE**

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

National Semiconductor Corporation
Retirement and Savings Program

Date: June 19, 2009

Edward J. Sweeney
Chairman, Administrative Committee of the
National Semiconductor Corporation
Retirement and Savings Program

**INDEX TO EXHIBITS**

| Designation | Description of Exhibit |
|---|---|
| 23.1 | Consent of Independent Registered Public Accounting Firm |

MORRIS, DAVIS & CHAN LLP
Certified Public Accountants

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the Registration Statement Number 33-48943 on Form S-8 of National Semiconductor Corporation filed with the Securities and Exchange Commission, pertaining to the Retirement and Savings Program of National Semiconductor Corporation of our report dated June 16, 2009, with respect to the financial statements and supplemental schedule of National Semiconductor Corporation Retirement and Savings Program included in this Annual Report (Form 11-K) as of December 31, 2008 and for the year then ended.

Morris, Davis & Chan LLP

Oakland, California
June 16, 2009



1111 Broadway, Suite 1505 • Oakland, California 94607 • (510) 250-1000 • Fax (510) 250-1032
*Offices in San Francisco, California and Charlotte, North Carolina*